

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 18, 2008

<u>By Facsimile (212) 480-8421 and U.S. Mail</u>

Edward Horton, Esq.
Seward & Kissel, LLP
One Battery Park Plaza
New York, New York 10004

Re: Micrel, Incorporated
        PREC 14Afiled April 10, 2008
        by Obrem Capital Management, LLC
        File No. 001-34020

Dear Mr. Horton:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1. We note this filing refers security holders to information expected to be contained in the company proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a

proxy supplement. Please advise as to the participants' intent in this regard. In addition, please revise to include the information required by Rule 14a-5(e).

2. Please revise your disclosure of non-GAAP financial measures to comply with Item 10(e) of Regulation S-K.

3. Please update your disclosure to reflect any more current information available. For instance, we note that the company reported an updated number of shares outstanding as of the record date and that the number of shares reported to be owned by Obrem in the proxy is different than the number of shares reported in the most recent Form 4.

4. Please expand your disclosure to explain the basis for your statement that "Obrem's interests are fully aligned with all other shareholders." In that regard, it appears that Obrem's focus is on conducting a prompt sale of the company. Please explain in greater detail why a sale at this time would represent the "achievement of significant permanent value creation for shareholders."

5. We note your statement that you "are concerned with Micrel's corporate governance, including the adoption of a poison pill." Please explain what other aspects of Micrel's corporate governance concern you. In the alternative, revise to eliminate the implication that there are other areas of specific concern. In that regard, we note your disclosure on page 15 as to your "struggle to see what benefits the shareholders receive through the introduction of this 'poison pill.'" Please note that there appears to be significant scholarly discussion of both the perceived benefits and detriments of poison pills. Please expand your disclosure to explain why the introduction of "this" poison pill will provide no potential benefit to security holders.

6. We refer to the disclosure on pages 9 and 10. On a supplemental basis, please identify the "industry experts" with whom you conferred and explain your conversations with them in greater detail. To the extent any written communications were exchanged please provide them to the Staff.

Proxy Card

7. Please revise your proxy card to include to include an "against" box for the election of directors. Please refer to Instruction 2 to Rule 14a-4(b).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions